                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                 AMENDMENT NO. 1
                                (Final Amendment)
                                       to
                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934

                              LCS INDUSTRIES, INC.
                            (Name of Subject Company)

                             CATALOG ACQUISITION CO.
                                    (Bidder)

                         CUSTOMERONE HOLDING CORPORATION
                                   (Co-Bidder)

                     Common Stock, $0.01 Par Value per Share
                         (Title of Class of Securities)

                                   501822 20 9
                                 (Cusip number)

         Thomas O. Harbison                           Copies to:
       Catalog Acquisition Co.                       Mary R. Korby
 c/o CustomerONE Holding Corporation           Weil, Gotshal & Manges LLP
     8117 Preston Road, Suite 205            100 Crescent Court, Suite 1300
         Dallas, Texas 75225                      Dallas, Texas 75201
      Telephone: (214) 696-8787                Telephone: (214) 746-7700

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Value                                    Amount of Filing Fee
-------------------------------------------------------------------------------
$97,256,197.50*                                           $19,460*
-------------------------------------------------------------------------------

* As calculated in original filing.  Fee previously paid.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount previously paid: Not applicable               Filing party:
                        --------------                            ----------
Form or registration no.:                   Date filed:
                         -----------                   ---------------

         Note: The remainder of this cover page is only to be completed if this
Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934. See General Instruction D, E and F to Schedule 14D-1.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

                                                               Page 2 of 5 Pages

-------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Catalog Acquisition Co.
      75-2794131
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
      AF
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(e) OR 2(f)                                                            [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
-------------------------------------------------------------------------------
7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      0%
-------------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      CustomerONE Holding Corporation
      16-1364816
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
      BK, WC
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(e) OR 2(f)                                                            [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
-------------------------------------------------------------------------------
7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      0%
-------------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on December 23, 1998 by Catalog Acquisition Co., a Delaware corporation ("Purchaser"), and CustomerONE Holding Corporation, a Delaware Corporation ("Parent"), relating to the offer by Purchaser (the "Offer") to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of LCS Industries, Inc. (the "Company") at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 14D-1.

    All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-1.

    The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

      ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

         The response to Item 6 is amended by the addition of the following:

         The Offer expired at 12:00 midnight, New York City time, on Friday, January 22, 1999. Following expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser was informed by the Depositary that 4,637,469 Shares (approximately 94.7% of the issued and outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer.

      Item 11.  Material to Be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add new a Exhibit as follows:

         (a) (8) Text of press release issued by Parent and Purchaser dated January 25, 1999

Page 5 of 5 Pages

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999

                                      CATALOG ACQUISITION CO.


                                      By: /s/ THOMAS P. DEA
                                          --------------------------------
                                           Name:    Thomas P. Dea
                                           Title:   Secretary



                                      CUSTOMERONE HOLDING CORPORATION


                                      By: /s/ THOMAS P. DEA
                                          --------------------------------
                                           Name:    Thomas P. Dea
                                           Title:   Secretary

                                  EXHIBIT INDEX

Exhibit
-------
99       Text of Press Release, dated January 25, 1999